SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

SCHEDULE 13G/A

(Rule 13d-102)

(Amendment No. 3)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO

RULES 13d-1(b), (c) AND (d) AND AMENDMENTS THERETO FILED

PURSUANT TO RULE 13d-2

UNDER THE SECURITIES EXCHANGE ACT OF 1934

dELiA*s, Inc.

(Name of Issuer)

Common Stock, par value $.001 per share

(Title of Class of Securities)

246911101

(CUSIP Number)

December 31, 2013

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☒ Rule 13d-1(b)

☐ Rule 13d-1(c)

☐ Rule 13d-1(d)

13G/A

CUSIP No. 246911101	Page 2 of 9

1	NAME OF REPORTING PERSONS North Run Capital, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 3,122,564**
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 3,122,564**
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,122,564**
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 4.5%**
12	TYPE OF REPORTING PERSON* IA, PN

*	SEE INSTRUCTIONS BEFORE FILLING OUT
**	SEE ITEM 4.

13G/A

CUSIP No. 246911101	Page 3 of 9

1	NAME OF REPORTING PERSONS North Run Advisors, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 3,122,564**
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 3,122,564**
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,122,564**
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 4.5%**
12	TYPE OF REPORTING PERSON* HC, OO

*	SEE INSTRUCTIONS BEFORE FILLING OUT
**	SEE ITEM 4.

13G/A

CUSIP No. 246911101	Page 4 of 9

1	NAME OF REPORTING PERSONS Todd B. Hammer
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 3,122,564**
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 3,122,564**
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,122,564**
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 4.5%**
12	TYPE OF REPORTING PERSON* HC, IN

*	SEE INSTRUCTIONS BEFORE FILLING OUT
**	SEE ITEM 4.

13G/A

CUSIP No. 246911101	Page 5 of 9

1	NAME OF REPORTING PERSONS Thomas B. Ellis
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 3,122,564**
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 3,122,564**
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,122,564**
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 4.5%**
12	TYPE OF REPORTING PERSON* HC, IN

*	SEE INSTRUCTIONS BEFORE FILLING OUT
**	SEE ITEM 4.

SCHEDULE 13G/A

This Amendment No. 3 to Schedule 13G (this “Schedule 13G”) is being filed on behalf of North Run Advisors, LLC, a Delaware limited liability company (“North Run”), North Run Capital, LP, a Delaware limited partnership (the “Investment Manager”), Todd B. Hammer and Thomas B. Ellis (collectively, the “Reporting Persons”). Todd B. Hammer and Thomas B. Ellis are the principals and sole members of North Run. North Run is the general partner of the Investment Manager. The Investment Manager is the investment manager of certain private pooled investment vehicles (collectively, the “Funds”). This Amendment relates to Common Stock, par value $.001 per share (the “Common Stock”), of dELiA*s, Inc., a Delaware corporation (the “Issuer”), held by the Funds.

Item 2(a) Name of Person Filing.

Item 2(a) of the Schedule 13G is hereby amended and restated to read as follows:

(1)	North Run Capital, LP

(2)	North Run Advisors, LLC

(3)	Todd B. Hammer

(4)	Thomas B. Ellis

Item 2(c) Citizenship or Place of Organization.

Item 2(c) of the Schedule 13G is hereby amended and restated to read as follows:

(1)	North Run Capital, LP is a Delaware limited partnership.

(2)	North Run Advisors, LLC is a Delaware limited liability company.

(3)	Todd B. Hammer is a U.S. citizen.

(4)	Thomas B. Ellis is a U.S. citizen.

Item 3 Reporting Person.

Item 3 of the Schedule 13G is hereby amended and restated to read as follows:

If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b), check whether the person filing is a:

(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

(e)	☒	An investment advisor in accordance with §240.13d-1(b)(1)(ii)(E).

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(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F).

(g)	☒	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G).

(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813).

(i)	☐	A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3).

(j)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(J).

Item 4 Ownership.

Item 4 of the Schedule 13G is hereby amended and restated to read as follows:

(a)	North Run, the Investment Manager, Todd B. Hammer and Thomas B. Ellis may be deemed the beneficial owners of 3,122,564 shares of Common Stock.

(b)	North Run, the Investment Manager, Todd B. Hammer and Thomas B. Ellis may be deemed the beneficial owners of 4.5% of the outstanding shares of Common Stock. This percentage was determined by dividing 3,122,564 by 69,168,060, which is the number of shares of Common Stock outstanding as of December 10, 2013, according to the Issuer’s Form 10-Q filed on December 12, 2013 with the Securities and Exchange Commission.

(c)	North Run, the Investment Manager, Todd B. Hammer and Thomas B. Ellis have the shared power to vote and dispose of the 3,122,564 shares of Common Stock beneficially owned.

Item 5 Ownership of Five Percent or Less of a Class.

Item 5 of the Schedule 13G is hereby amended and restated to read as follows:

If this statement is being filed to report the fact that as of the date hereof the Reporting Persons have ceased to be the beneficial owners of more than five percent of the class of securities, check the following ☒.

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Item 10 Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Exhibits Exhibit 24-1

Power of Attorney of Thomas B. Ellis, dated December 11, 2009.

Exhibit 24-2

Power of Attorney of Todd B. Hammer, dated December 11, 2009.

Exhibit 99-2

Joint Filing Agreement, dated February 14, 2014, between North Run, the Investment Manager, Todd B. Hammer and Thomas B. Ellis.

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SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 14, 2014

NORTH RUN CAPITAL, LP

By:	North Run Advisors, LLC its general partner

By: *
Name: Thomas B. Ellis
Title: Member

and

By: *
Name: Todd B. Hammer
Title: Member

NORTH RUN ADVISORS, LLC

By:	*
Name: Thomas B. Ellis
Title: Member

and

By:	*
Name: Todd B. Hammer
Title: Member

*
Thomas B. Ellis

*
Todd B. Hammer

* By	/s/ SARAH L. FILION
Sarah L. Filion, Attorney-in-Fact
Pursuant to Powers of Attorney filed as exhibits hereto

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